Exhibit 4 (f)
Employment contract between the Company and S. Rusckowski.

99

Employment contract between the Company and Mr S.H. Rusckowski
The following contract is the employment contract of Mr S.H. Rusckowski containing the terms of employment and other arrangements that apply with effect from April 1, 2010 as a member of the Board of Management of Royal Philips Electronics (“Koninklijke Philips Electronics N.V.” hereinafter also referred to as “the Company”).
1.	Continuation of employment
Your employment with the Company as a member of the Board of Management will be continued after March 31, 2010 subject to appointment by the General Meeting of Shareholders of the Company.
The Supervisory Board (hereinafter also referred to as “the Supervisory Board”) undertakes to submit to the General Meeting of Shareholders to be held on March 25, 2010 a proposal for your re-appointment as a member of the Board of Management and Chief Executive Officer Philips Healthcare Sector as of April 1, 2010.
In the event of such re-appointment the terms and conditions stated in this letter agreement and its annexes replace all terms and conditions laid down in your contract of employment dated January 29, 2007 and all oral and written understandings reached with you and any company belonging to the Philips Group.
2.	Duration of employment
A.	The contract of employment (hereinafter referred to as the “Contract”) with the Company connected with your membership of the Board of Management shall be entered into for a period of four years commencing on April 1, 2010 and shall terminate ipso jure, without any notice being required, on March 31, 2014.

B.	No later than six months before March 31, 2014 the parties will discuss a possible extension of the Contract. The parties agree that the Company at least every four years will review whether your position, and subsequent Contract, will be continued. The Contract will ultimately be terminated at the first day of the month following the month in which you have reached the age of 62.5.

C.	Both parties shall have the right to terminate this agreement before March 31, 2014 or before any later Contract expiration against the end of a calendar month. In this respect, you will adhere to a written notice period of three months and the Company will give no less than six months prior written notice.

D.	If the Contract is terminated at the request of the Company before March 31, 2014, or before any other expiration date if the Contract has been renewed, other than for a compelling reason (“dringende reden”), within the meaning of Dutch labour law, we agree with you already now that in that case you shall be entitled to an once-only payment by way of compensation in the amount of one month of salary as mentioned in paragraph 3

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for every full year of service within the Philips Group, provided that the maximum is the lower of (a) twelve months, and (b) the number of months to serve before the first day of the month following the month in which you reach the age of 62.5. You shall not be entitled to such payment if the Contract is terminated immediately following a period in which the Company made industrial disability payments to you under paragraph 13.

E.	In case of termination of the Contract you will resign ultimately per the effective date of such termination as member of the Board of Management.
3.	Salary
Your annual salary as of April 1, 2010 amounts to EUR 635,000 (gross), which amount includes mandatory holiday allowances, to be paid in twelve monthly instalments.
Annual review and subsequent upwards adjustment, if any, of your annual salary, will be determined at the discretion of the Supervisory Board of the Company on the proposal of the Remuneration Committee of the Supervisory Board (hereinafter also referred to as “the Remuneration Committee”). You shall be informed in writing, on behalf of the Supervisory Board, of any salary increases awarded to you in this way. Only salary increases determined and approved by the Supervisory Board will replace the salary amount mentioned above.
4.	Application of 30%-rule
The “so-called 30%-ruling” will continue to be applicable to you under the current tax regulations. The 30% ruling allows the Company to pay to you approximately 30% of practically all remuneration in the form of a tax-free compensation for so-called “extra territorial costs”. Consequently, your legal and taxable wage is reduced by the same percentage. So your total remuneration is for approximately 30% paid as a tax-free cost compensation and for approximately 70% as taxable wage.
The termination or amendment of the 30%-ruling will not result in any financial obligation on the part of the Company.
5.	Annual Incentive
In addition to the salary referred to under paragraph 3, you shall be eligible each year for an annual incentive. This incentive shall be determined annually by the Supervisory Board on the advice of the Remuneration Committee.
The annual incentive to be awarded relates to the preceding financial year and is based on criteria to be determined annually. You shall be notified in writing of these annual incentive targets.
The on-target (= 100% score) annual incentive amount to be realized by you is currently set by the Supervisory Board at 60% of your annual salary as mentioned under paragraph 3. It can become 120% of your annual salary if the stretched targets are realized (= 200% score).
6.	Long Term Incentive Plan
The Supervisory Board, within the framework approved by the Company’s General Meeting of Shareholders and on the advice of the Remuneration Committee, can decide by discretion to grant Royal Philips Electronics restricted share rights, stock options and/or other equity related incentives to members of the Board of Management on a year-to-year basis. The conditions of such incentives, if any, are also approved by the General Meeting of Shareholders and may be changed on a yearly basis.
As a member of the Board of Management you are in principle eligible to participate in such plan. In April 2010 you will be eligible for a grant of restricted share rights and stock options

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according to the level applicable to members of the Board of Management.
For the period you will be a member of the Board of Management you will not be eligible to participate in any other Philips share purchase or equity related scheme than approved by the Supervisory Board for members of the Board of Management.
The Long Term Incentive Plan is designed to stimulate long-term investment in Philips shares. To further align the interests of members of the Board of Management and shareholders, restricted shares shall be retained for a period of at least five years or until at least the end of employment, if this period is shorter. The same applies for restricted shares granted before the starting date of this Contract. In line with the Share Ownership Guidelines on the attached CD-rom, you are required to hold at least 24,000 shares.
7.	Claw-back
If any of the Company’s financial statements are (required to be) restated, resulting from errors, omission, or fraud, the Supervisory Board may (in its sole discretion, but acting in good faith), direct that the Company recover all or a portion of any Annual Incentive made to you with respect to any fiscal year of the Company the financial results of which are negatively affected by such statement. This right also applies in other cases of any Annual Incentive having been made to you on the basis of incorrect financial or other data.
If equity-related incentive has been awarded to you on the basis of incorrect financial or other data, the Supervisory Board may, in its sole discretion but acting in good faith, resolve to recoup some or all of such incentive compensation in all appropriate cases (taking into account all relevant factors, including whether the assertion of a recoupment claim may in its opinion prejudice the interests of the Company in any related proceeding or investigation), granted to you, if and to the extent that:
•	the size of the equity-related incentive was calculated based upon the achievement of certain financial or other data that were subsequently reduced or changed due to a correction thereof resulting from errors, omissions, fraud or otherwise, and

•	the size of such incentive that would have granted to you, had the financial or other data been properly reported would have been lower than the size actually granted.
8.	Pension Rights
You are entitled to a pension in conformity with the conditions contained in the Philips Executives Pension Plan of “Stichting Philips Pensioenfonds”. The pension plan is a combination of average pay (annual accrual percentage: currently 1.25%) and defined contribution (employer contribution: currently 20%). The target retirement age under this plan is 62.5. No employee contribution is required.
The pension base is your annual gross salary, as mentioned in paragraph 3 hereof, minus the offset (so-called “franchise”).
For further information, please refer to the plan rules with “Stichting Philips Pensioenfonds” and the chapter benefits on the attached CD-rom.
9.	Company Car
You are entitled to a leased company car according to the conditions valid for Philips Executives. In principle, a personal contribution is not required if the monthly lease price does not exceed the standard lease price at the moment of ordering of the lease car. In case the monthly lease price exceeds the standard lease price, a personal contribution for the private use of the car has to be paid. You are not entitled to conclude a new lease agreement before the expiration date of the present lease agreement.

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10.	Allowances

•	For business entertainment expenses

With respect to your position within the Company you may be eligible for a fixed allowance for business entertainment expenses. Currently the tax-free allowance in your case is EUR 23,920 per annum. This sum is meant to enable you amongst others to cover the expenses you incur in entertaining business guests on behalf of the Company.

•	For the use of a home for representative purposes

Members of the Board of Management may be eligible for a fixed allowance of EUR 6,800 tax-free to cover the use of their own home for representative purposes.
The above-mentioned allowances will be paid at the end of each quarter.
Parties agree that changes in fiscal legislation could make it necessary or desirable for the Company to change the above arrangements.
11.	Senior Executive Ambassador Program
You are invited to participate in the Senior Executive Ambassador Program to use Philips products that will be made available to you at your home.
12.	Other arrangements
The Company will compensate you with a monthly net amount of EUR 2,500 for the rent of an apartment in the Amsterdam area until April 1, 2011. The costs of gas, water, electricity, heating, telephone and local property taxes for this apartment are for your own account.
13.	Insurances

•	Accident insurance

You will be covered by a 24-hours accident insurance policy. The maximum sum insured is three times your gross annual salary as mentioned under paragraph 3. We refer you to the chapter benefits on the attached CD-rom.

•	Directors and Officers Liability Insurance

You will be covered by a Directors and Officers liability insurance with regard to “wrongful acts”. As of the date hereof, under the terms of the policy, “wrongful acts” include any actual or alleged breach of trust, breach of duty, neglect, error, misstatement, misleading statement, omission or other act wrongfully committed by the Assured or any matter claimed against them solely by reason of their being a member of the Board of Management.

14.	Industrial disability
For a maximum period of three years from the start of disablement, but at the very latest up to the end of the Contract, the balance between your annual salary, as stated in paragraph 3, at the start of the total disability and the aggregate amount of any statutory allowance distributed because of your total disablement together with possible allowances distributed for the same reason by “Stichting Philips Pensioenfonds” as referred to in paragraph 8 of this letter, will - subject to your compliance with the Company’s directives — be paid by the Company.
The Company shall not be bound by the aforesaid obligation if you have a claim against third parties in respect of your disablement. Upon surrender to the Company of such claim — in so far as it relates to loss of salary — an amount equal to the aforesaid balance shall — but for no longer than the period stated in the foregoing paragraph — be paid by the Company in advance.

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However, should this policy change, the new policy will apply in full to you. No concessions will be made if the new policy is less favorable than the present policy.
15.	Holidays
The holiday entitlement for members of the Board of Management is 25 working days per calendar year.
16.	Rules governing Internal and External directorships
For the rules with respect to directorships, which may be amended from time to time, we refer to the chapter contractual rules of conduct on the attached CD-rom.
17.	Rules of Conduct with respect to Inside Information
The Philips’ Rules of Conduct with respect to Inside Information, which may be amended from time to time, are applicable to you (chapter contractual rules of conduct on the attached CD-rom). The Compliance Officer with respect to Inside Information will contact you, as you are designated as “Qualified Insider”.
18.	General Terms of Employment of Philips
The chapter contractual rules of conduct on the attached CD-rom contains the General Terms of Employment of the Philips Group, which also apply to you.
As evidence of your approval of the contents of the General Terms of Employment, a hard copy of these terms will be signed by you.
19.	General Business Principles
For the General Business Principles, Financial Code of Ethics and the Supply Management Code of Ethics, which apply to you, we refer to the chapter contractual rules of conduct on the attached CD-rom.
20.	Personnel Registration
Your data will be recorded in one or more personnel registration systems.
21.	Applicable law
All terms of the employment and this Contract are governed by the laws of the Netherlands.
Parties agree that all the above compensation elements are subject to the corporate governance framework applicable to members of the Board of Management and can be changed, abolished or replaced by other elements at any time at the sole discretion of the Supervisory Board of the Company.
If you agree to these proposals, you are requested to sign both the enclosed copy of this letter and the General Terms of Employment of Philips and return them to the Secretary Remuneration Committee, Royal Philips Electronics, HBT 10.19, P.O. Box 77900, 1070 MX Amsterdam, the Netherlands.

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Needless to say, you may contact the secretary of the Remuneration Committee if you require further information about these arrangements.
Looking forward to receiving your reply,
we remain With kind regards,
J-M. Hessels
(Chairman Supervisory Board)
Agreed and signed:
S.H. Rusckowski
Annexes:
-	CD-rom

-	General Terms of Employment of Philips